


Vincent Molinari · 2nd

Digital Assets Board Member at Center for Capital Markets Competitiveness at U.S. Chamber of Commerce

New York, New York, United States · Contact info

500+ connections

2 mutual connections: Adrian Alfieri and Jake Suggs

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Center for Capital Markets
Competitiveness at U.S....

Hofstra University

Experience



Digital Assets Board Member
Center for Capital Markets Competitiveness at U.S. Chamber of Commerce
Dec 2020 – Present · 8 mos
United States



Founder & CEO
FINTECH.TV
Nov 2017 – Present · 3 yrs 9 mos
NYSE

Molinari Media created Fintech.TV, broadcast from the NYSE and focused on digital assets and legislative issues surrounding the fintech space. We also produce TheIMPACT which focuses on Sustainability, ESG, Climate Change, and advancing the 17 United Nations-supported Sustainable Development Goals (SDGs). ...see more



Founding Board Member
SDG Impact Fund
Jan 2018 – Present · 3 yrs 7 mos
Philadelphia, Pennsylvania



Co-Founder & Executive Vice-Chair
Blockchain Commission for Sustainable Development
Sep 2017 – Present · 3 yrs 11 mos
NYC United States

The Commission was established to develop a multi-sectoral framework to support the United Nations system, along with Member States, Intergovernmental Organizations, the private sector and civil society, in utilizing blockchain-based technologies to develop local, national and global solutions for the most pressing issues of our day. ...see more



Templum, Inc.
4 yrs 7 mos

Co-Founder
Aug 2017 – Oct 2019 · 2 yrs 3 mos
New York, NY

Templum Inc. is a leading innovative technology company focused on the development of new market infrastructure for digital securities including systems for the initial offering and secondary trading of unregistered securities

CEO, President & Chief Compliance Officer
Apr 2015 – Oct 2019 · 4 yrs 7 mos
NYC United States

Templum Markets is a wholly owned subsidiary of Templum Inc. and a FINRA registered broker dealer and Alternative Trading System (ATS) providing a registered solution for raising capital and secondary trading of private/unregistered digital securities

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Education



Hofstra University
BBA, International Business
1984 – 1988
Activities and Societies: Varsity Football



ST. FRANCIS PREPARATORY SCHOOL
1980 – 1984

Licenses & certifications


Series 14 Compliance Officer
FINRA
Issued Oct 2018 · No Expiration Date


Series 82 Private Securities Offering Representative
FINRA
Issued May 2016 · No Expiration Date


Series 99 Operations Professional
FINRA
Issued Aug 2015 · No Expiration Date

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Investments · 99+

Endorsed by **Arthur Pacheco and 14 others** who are highly skilled at this

Capital Markets · 99+

Endorsed by **Arthur Pacheco and 4 others** who are highly skilled at this

Strategic Partnerships · 99+

 Endorsed by **Enzo V. and 6 others** who are highly skilled at this

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Recommendations

Received (0)   **Given (3)**


Shoaib Ahmad
Creative Director at
Fintech.tv & TheIMPACT -
NY
May 11, 2020, Vincent was senior
to Shoaib but didn't manage
directly

Shoaib is absolutely brilliant and a creative genius. He has proven to a tremendous asset to Molinari Media and its properties FINTECH.TV, Digital Asset Report and TheIMPACT


Salvatore Sodano
Vice Chairman, Broadridge
Financial Solutions-retired;
former Chairman&CEO
Amex;former Vice Chairman,
COO NASD/Nasdaq
May 4, 2013, Vincent worked with
Salvatore in different groups

Sal has been a mentor and inspiration to me for the past several years now. While I was framing the concept of Gate Technologies, Sal provided me with unique insight into Global Markets, Exchanges and Regulation. Sal, aside from his many professional achievements and global accolades, remains grounde... See more

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